C21 Investments Reports Third Quarter Financial Results

Retail Sales Growth of +4% Year-Over-Year and continued positive Free Cash Flow

VANCOUVER, February 10, 2026 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its interim financial statements and management discussion and analysis for its third quarter ending December 31, 2025, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Third Quarter Highlights (October 1, 2025 to December 31, 2025) ("Q3"):

  Revenue of $8.1 million - up 3% year-over-year - driven by a 4% increase in same store  sales2, slightly offset by lower wholesale sales; State of Nevada sales were down 4% from the comparable period last year1

  Gross Margin of 38.2% - down from the previous year due to Nevada market pricing pressure and seasonality

  Income from Operations of $0.4 million; Net Income Before Tax of $0.2 million

  Earnings (Loss) Per Share of ($0.01) - down from ($0.00) last year, primarily impacted by Income Tax provisions

  Adjusted EBITDA2 of $1.1 million

  Free Cash Flow2, before working capital changes and taxes, of $1.0 million; $0.6 million Income Tax paid in the quarter

  Current Liabilities down $1.7 million year-to-date; $1.9 million Income Tax paid year-to-date

  Renewed Normal Course Issuer Bid (see news release dated December 5, 2025)

Q3 Management and Operational Commentary:

CEO and President, Sonny Newman: "Our 4% same-store sales growth in the third quarter, compared with a 4% decline in overall Nevada market sales, extends our track record of relative outperformance in what remains a challenging operating environment. The quarter was marked by heightened pricing pressure and seasonal softness; nevertheless, our performance clearly underscores the resilience of our retail franchise.

Our balance sheet remains strong. We materially reduced current liabilities, both during the quarter and year-to-date, through continued cash flow generation, which allowed us to reduce payables, current taxes, debenture principal, and scheduled reductions in other short-term obligations.

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1 State of Nevada cannabis sales: https://www.headset.io/markets/nevada

2 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of these measures

Our loyal customer base continued to drive our superior business results, with all three dispensaries delivering year-over-year transaction growth. Given the persistent pressure on wholesale pricing, we maintained our emphasis on retail-led revenue in the quarter.

In summary, we delivered same-store sales growth and positive free cash flow, extending a trend that has been consistent across recent quarters. Given our outlier performance relative to the market, we remain focused on pursuing strategic opportunities that we believe can further enhance long-term shareholder value."

Q3 revenue of $8.1 million was up 3% over the previous year, despite a 4% decline in Nevada sales over the comparative period1. Retail sales were up 4% year-over-year but down sequentially due to seasonality, and was offset by slightly lower wholesale sales in the quarter versus the previous year.

Gross Margin of 38.2% in the third quarter was down year-over-year, due to retail pricing pressure and seasonality, including discounting around the holidays.

C21 reported Income from Operations of $0.4 million in the third quarter, down from the previous year due to higher cost of goods sold. SG&A costs were down $0.3 million sequentially and relatively flat year-over-year.

The Company reported a Net Loss of $0.6 million in the third quarter, or ($0.01) per share, versus a Net Loss per share of ($0.00) in the previous third quarter. Q3's Net Loss was primarily due to Income Tax provisions. The Company generated $0.2 million Net Income Before Tax for Q3.

Q3 Adjusted EBITDA2 was $1.1 million, down over the previous Q3 due to lower gross margin.

Q3 Free Cash Flow2 before working capital changes was $1.0 million.

Cash at the end of Q3 was down due to $0.6 million in Income Tax paid, $0.3 million debenture principal retirement, and a $0.6 million reduction in payables and other scheduled short-term obligations, all in the third quarter. Year-to-date, Current Liabilities have been reduced by $1.7 million and Income Tax paid was $1.9 million.

Based on legal interpretations and opinions that challenge its tax liability under Section 280E of the U.S. Internal Revenue Code of 1986, as amended (the "Code") the Company has taken the position that it does not owe taxes attributable to the application of this Section of the Code. The Company refiled amended U.S. federal income tax returns for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024. Management exercises significant judgment when assessing the probability of successfully sustaining the Company's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. See disclosure of Risk Factors in the MD&A.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Q3 Free Cash Flow:

	Q3	Q2	Q1	Q4	Q3
Quarter Ended (except as noted)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	Dec. 31, 2024
Cash Provided by Operating Activities before taxes and changes in working capital (continuing operations)	$988,880	$1,864,309	$942,348	$1,582,088	$1,726,751
Purchase of Property and Equipment	(37,329)	(9,900)	(37,329)	(31,434)	(144,908)
Free Cash Flow	$951,551	$1,854,409	$905,019	$1,550,654	$1,581,843

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Q3 Adjusted EBITDA:

	Q3	Q2	Q1	Q4	Q3
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	Dec. 31, 2024
Net Income (Loss)	$(610,740)	$(486,655)	$(758,820)	$(1,581,297)	$(130,941)

Interest & accretion	126,145	156,321	180,598	196,905	231,358
Provision for Income Taxes	833,100	1,117,100	825,500	2,232,750	722,800
Depreciation and Amortization	443,412	444,582	445,616	445,042	445,992
Depreciation and Interest in COGS	203,092	203,092	203,092	203,091	-
EBITDA	$995,009	$1,434,440	$895,986	$1,496,491	$1,269,209
Change in FV of derivative liability	-	-	-	(52,257)	-
Share based compensation	49,817	50,449	93,945	136,757	143,493
Loss (gain) from discontinued operations	1,540	4,983	1,861	51,712	49,663
One-time special project costs	-	289,911	118,770	70,000	-
Other gain (loss)	4,139	436,599	(41,726)	(10,602)	105,234
Adjusted EBITDA	$1,050,505	$2,216,382	$1,068,836	$1,692,102	$1,567,599

"same store sales" is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's sales trends. Same store sales refers to the revenue generated by the Company's existing retail locations during the current and prior comparison periods.

Q3 Balance Sheet Summary:

(US$)	December 31, 2025	March 31, 2025
Assets
Cash	2,418,561	2,625,461
Inventory	4,257,041	4,051,425
Other current, note receivable, assets held for sale	1,623,380	827,229
Current Assets	8,298,982	7,504,115
Note receivable	-	802,766
Fixed Assets/Goodwill/Intangibles	46,592,261	48,692,868
Total Assets	54,891,243	56,999,749

Liabilities
Accounts payable	1,607,168	2,148,153
Convertible promissory notes	-	1,156,259
Convertible Debentures (current portion)	1,030,000	977,817
Income taxes payable	1,544,415	2,833,991
Other, current lease, Settlement liability	2,110,049	1,997,082

Current Liabilities	6,291,632	7,957,043
Convertible Debentures	-	710,367
Lease liabilities	9,309,119	9,771,124
Uncertain tax position	11,988,073	9,822,797
Derivative liability, Deferred tax, Settlement liability	464,001	62,641
Total Liabilities	28,052,825	28,323,972

Shareholders' Equity	26,838,418	28,675,777
Total Liabilities and Shareholders' Equity	54,891,243	56,999,749

Q3 Summary Income Statement:

	Q3	Q2	Q1	Q4	Q3
(US$)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Revenue	8,140,752	8,470,292	8,553,373	8,105,512	7,907,812
Cost of Sales	5,029,784	4,201,818	5,569,382	4,477,048	4,272,868
Gross Profit	3,110,968	4,268,474	2,983,991	3,628,464	3,634,944
Gross Margin%	38%	50%	35%	45%	46%
Total Expenses	2,756,784	3,040,126	2,776,578	2,791,252	2,656,830
Income from Operations	354,184	1,228,348	207,413	837,212	978,114
Income Tax Expense	(833,100)	(1,117,100)	(825,500)	(2,232,750)	(722,800)
Net Income (Loss)	(610,740)	(486,655)	(755,098)	(1,581,297)	(130,941)
Earnings (Loss) Per Share	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to the Company's focus on pursuing strategic opportunities that it believes can further enhance long-term shareholder value and the Company's refiled amended U.S. federal income tax returns for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024 in connection with the Company's position that it does not owe taxes attributable to the application of Section 280E of the Code. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, risks associated with the Company's position that it does not owe taxes attributable to the application of Section 280E of the Code and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission, and the Company's latest annual information form and management's discussion and analysis as filed under the Company's profile on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.